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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12B-25

                                                 Commission File Number: 0-25482

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Equalnet Communications Corp.
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Full Name of Registrant

EqualNet Holding Corp.
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Former Name if Applicable

1250 Wood Branch Park Drive
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Address of Principal Executive Office (Street and Number)

Houston, Texas 77079
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not been able to complete its Quarterly Report on Form 10-Q because the individuals responsible for preparing the Form 10-Q have been engaged in the following matters during the last 45 days and could not dedicate sufficient time to complete the Form 10-Q prior to May 17, 1999:

(1) The negotiation and execution of a Definitive Agreement to purchase the assets of the Intelesis Group; and

(2) Activities required in order to consummate the plan of reorganization in connection with the Chapter 11 reorganization of the Registrant's wholly owned subsidiary, EqualNet Corporation.

Additionally, The Interim Chief Financial Officer of the Registrant resigned during the quarter, and a permanent replacement has not yet been found.

The Quarterly Report on Form 10-Q will be filed on or before May 20, 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Dean H. Fisher                 (281)                  529-4648
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment.)

     Equalnet Communications Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 17, 1999                        By: /s/  Mitchell H. Bodian
                                              ---------------------------------
                                              Mitchell H. Bodian
                                              Chief Executive Officer

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                                  ATTACHMENT

                            FORM 12B-25 PART IV(3)

It is anticipated the net loss from operations for the quarter ended March 31, 1999 (the "Current Quarter") will be substantially higher than the net loss from operations for the corresponding period in the last fiscal year. The following is an estimate of the Company's results of operations for the Current Quarter compared to the corresponding period in the last fiscal year.


                                                  Three Months Ended
                                                       March 31
                                               1998                1999
                                               ----                ----
                                                     (in thousands)

Gross Revenues                               $ 5,766              $ 9,346

Net (Loss) available to Common Shareholders   (4,054)              (4,864)

Net Loss Per Share                             (0.43)               (0.25)